                                                              EXHIBIT(a)(1)(vi)














     NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED JUNE 7, 2002.

ORIG, LLC
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

June 7, 2002

                                  TENDER OFFER

                                NTS-PROPERTIES VI

                                $380 PER INTEREST

                       SCHEDULED TO EXPIRE AUGUST 2, 2002


         On May 10, 2002, ORIG, LLC offered to purchase for $380 per interest up to 2,000 interests in the Partnership.

                        IMPORTANT: PLEASE READ CAREFULLY!

         We have received questions from some investors regarding the tender offer. The following are answers to some of the more commonly asked questions:

Q:       WHY SHOULD I PARTICIPATE IN THE TENDER?

A: Neither we nor the general partner is making a recommendation concerning whether you should tender your interests. We are only providing a market to allow you to liquidate your interests if you so choose. Some limited partners have chosen to tender due to their age, length of time in the investment, the fact the partnership does not anticipate liquidating in the foreseeable future, and/or for tax reasons. On the other hand, some limited partners have chosen not to tender based on a belief that they will realize more value from their interests by retaining them. There are risks associated with both tendering or retaining your interests. See the "Risk Factors" section of the Offer to Purchase dated May 10, 2002.

Q:       WHAT IS THE PURPOSE OF THE TENDER?

A: The purpose of the tender is to allow limited partners to liquidate some or all of their interests if they desire. With no active liquid market for the interests, and an unlikely chance that such a market will develop in the near future, the tender provides limited partners who wish to sell their interests with an opportunity to do so. You should also be aware that the general partner is investigating a consolidation of the Partnership with other entities affiliated with the Partnership. See Section 1 of the Offer to Purchase dated May 10, 2002.

Q:       HOW WAS THE TENDER PRICE DETERMINED?

A: The purchase price per interest in the tender was determined by us, in our sole discretion, based on the prices paid to limited partners in past transactions. The net price of $380 per interest is the highest current net price for the interests of which we are aware of as of the date of this notice.



Q:       WHEN WILL THE PARTNERSHIP LIQUIDATE OR RESUME DISTRIBUTIONS?

A: The Partnership has no plans to liquidate or resume distributions in the near future. Therefore, limited partners who do not tender their interests may not be able to realize any return on, or any distribution relating to, their investment in the Partnership in the foreseeable future. Limited partners who tender will not be able to share in the long-term appreciation of the value of the interests, if any. See the "Risk Factors" section of the Offer to Purchase dated May 10, 2002.

         IF YOU HAVE ALREADY SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE PRICE OF $380 PER INTEREST. PLEASE NOTE THAT WE WILL NOT IMPOSE ANY FEES OR EXPENSES IN CONNECTION WITH THE OFFER. IF YOU HAVE NOT SUBMITTED YOUR PAPERWORK AND WISH TO DO SO, YOU HAVE UNTIL 11:59 P.M. EASTERN STANDARD TIME ON FRIDAY, AUGUST 2, 2002, IN ORDER TO RECEIVE THE PURCHASE PRICE OF $380 PER INTEREST.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal which accompanied the Offer to Purchase are applicable in all respects to the tender offer. This notice should be read in connection with the Offer to Purchase, and Letter of Transmittal. If you have any questions regarding this offer, please call (800) 928-1492, extension 544. The offer will expire on August 2, 2002. Payments will be mailed no later than ten days after the expiration date, unless the offer is extended.